Exhibit 99.1

Company announcement – No. 32 / 2020

Zealand Pharma increases its share capital as a consequence of exercise of employee warrants

Copenhagen, June 12, 2020 – Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, has increased its share capital by a nominal amount of DKK 41,495 divided into 41,495 new shares with a nominal value of DKK 1 each. The increase is a consequence of the exercise of warrants granted under several of Zealand's employee warrant programs. Employee warrant programs are part of Zealand’s incentive scheme, and each warrant gives the owner the right to subscribe for one new Zealand share at a pre specified price, the exercise price, in specific predefined time periods before expiration. For a more detailed description of Zealand’s warrant programs, see the company’s Articles of Association, which are available on the website: www.zealandpharma.com.

The exercise price was DKK 135.30 per share for 14,495 of the new shares, and DKK 142.45 per share for 27,000 of the new shares. The total proceeds to Zealand from the capital increase amount to DKK 5,807,323.50.

The new shares give rights to dividend and other rights from the time of the warrant holder's exercise notice. Each new share carries one vote at Zealand’s general meetings. Zealand has only one class of shares.

The new shares will be listed on Nasdaq Copenhagen after registration of the capital increase with the Danish Business Authority. Following registration of the new shares, the share capital of Zealand will be nominal DKK 37,049,690 divided into 37,049,690 shares with a nominal value of DKK 1 each.

The amendment to Zealand’s Articles of Association entailed by the share capital increase has today been registered with the Danish Business Authority.

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About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development, and commercialization of next generation peptide-based medicines that change the lives of people living with metabolic and gastrointestinal diseases. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development, and one candidate being reviewed for regulatory approval in the United States. Zealand markets V-Go®, a simple, affordable, all-in-one basal-bolus insulin delivery option for people with diabetes. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit www.zealandpharma.com.

Forward-Looking Statement

The above information contains forward-looking statements that provide Zealand Pharma’s expectations or forecasts of future events. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. All such forward-looking statements speak only as of the date of this press release and are based on information available to Zealand Pharma as of the date of this release.

For further information, please contact:

Zealand Pharma Investor Relations

+45 50 60 38 00

investors@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

LMorvan@zealandpharma.com